ATCO
GROUP

Corporate Office

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: trina.metz@atco.com

September 15, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Corporation's Form 1 dated September 4, 2003 and an Insider Report filed on September 4, 2003 relating to a Normal Course Issuer Bid. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Trina Metz

Trina Metz
Supervisor, Corporate Secretarial Department

dlw 9/25

Encl.

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	26,259,281	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	10,250
Other Issuances and Cancellations	-9,000
Issued & Outstanding Closing Balance :	26,260,531

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,262,400**	As at :	08/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2003	N		10,250		
Totals		0	10,250	0	0

Filer's comment

Report in aggregate. Please see ME reports for specific detail.

Stock Options Outstanding Closing Balance:	**1,252,150**	As at :	08/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/31/2003	Issuer Bid	-9,000
Totals		-9,000

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 14:00:42
Last Updated:	09/04/2003 13:58:16

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	3,511,601	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	3,511,601

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 14:01:46
Last Updated:	09/04/2003 14:01:38

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 14:02:34
Last Updated:	09/04/2003 14:02:25

Insider transaction detail - View details for issuer

2003-09-05 12:12 ET

Transactions sorted by : **Insider**
Issuer name : **ATCO Ltd. (Starts with)**
Filing date range : **September 4, 2003 - September 5, 2003**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
74257	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	48.5000	1,800						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
74258	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
74262	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	49.0000	1,800						
74264	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
74785	2003-08-15	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	49.0000	1,800						
74786	2003-08-15	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
74788	2003-08-22	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	48.2500	1,800						
74792	2003-08-22	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
74794	2003-08-29	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	47.5000	1,800						
74797	2003-08-29	2003-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						